UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ALST CASINO HOLDCO, LLC
(Name of Issuer)

          Common Units
(Title of Class of Securities)

             Not Applicable
(CUSIP Number)

           December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G

Page 2 of 9 Pages

1.	Names of Reporting Persons. Bank of America Corporation
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,825
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,825
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,825
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person: HC, CO

SCHEDULE 13G

Page 3 of 9 Pages

1.	Names of Reporting Persons. Merrill Lynch, Pierce, Fenner & Smith Incorporated
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,825
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,825
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,825
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person: BD, IA, CO

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

ALST Casino Holdco, LLC (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7300 Aliante Parkway, North Las Vegas, NV 89084

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Bank of America Corporation (“BAC”); and

ii)	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of BAC is 100 North Tryon Street, Charlotte, NC 28255.  The address of the principal business office of MLPFS is One Bryant Park, New York, NY 10036.

Item 2(c).	Citizenship:

i)	BAC is a Delaware corporation; and

ii)	MLPFS is a Delaware Corporation.

Item 2(d).	Title of Class of Securities:

Common Units (the “Units”)

Item 2(e).	CUSIP Number:

This Item 2(e) is not applicable.

Page 5 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  [X]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(e)  [X]  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(g)  [X]  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of 27,825 Units.

Item 4(b)	Percent of Class:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.4% of Units outstanding. (There were 432,213 Units outstanding as of November 14, 2014, according to the Issuer’s quarterly report on Form 10-Q, filed on November 14, 2014.)

Item 4(c)	Number of Shares of which such person has:

BAC and MLPFS:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	27,825
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	27,825

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

MLPFS is a wholly owned subsidiary of NB Holdings Corporation, which, in turn, is a wholly owned subsidiary of BAC.

Page 6 of 9 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

By:	/s/ Sun Kyung Bae
Name:	Sun Kyung Bae*
Title:	Attorney-in-fact

*Signed pursuant to a limited power of attorney, dated April 21, 2014, included as Exhibit 99.2 to the Schedule 13D filed by Bank of America Corporation on February 9, 2015, and incorporated herein by reference.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Lawrence Emerson
Name:	Lawrence Emerson*
Title:	Attorney-in-fact

*Signed pursuant to a power of attorney, dated January 28, 2010, included as Exhibit 99.2 to the Schedule 13D amendment filed by Bank of America Corporation on January 25, 2012, and incorporated herein by reference.

February 17, 2015

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.

1	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Units of ALST Casino Holdco, LLC, dated as of February 17, 2015, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Bank of America Corporation

By:	/s/ Sun Kyung Bae
Name:	Sun Kyung Bae*
Title:	Attorney-in-fact

*Signed pursuant to a limited power of attorney, dated April 21, 2014, included as Exhibit 99.2 to the Schedule 13D filed by Bank of America Corporation on February 9, 2015, and incorporated herein by reference.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Lawrence Emerson
Name:	Lawrence Emerson*
Title:	Attorney-in-fact

*Signed pursuant to a power of attorney, dated January 28, 2010, included as Exhibit 99.2 to the Schedule 13D amendment filed by Bank of America Corporation on January 25, 2012, and incorporated herein by reference.

February 17, 2015